UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER 333-205893

CUSIP NUMBER 55387R 107

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

12b-25

PART I — REGISTRANT INFORMATION
THE PARKING REIT, INC.
Full Name of Registrant

 MVP REIT II, Inc.
Former Name if Applicable

2965 S. JONES BLVD, #C1-100
Address of Principal Executive Office (Street and Number)
LAS VEGAS, NV 89146
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Parking REIT, Inc. (the "Registrant") has determined that it is unable to file with the Securities and Exchange Commission (the "SEC") its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "Annual Report") within the prescribed time period, for the reasons described below.
In February 2018, the Audit Committee of the Registrant's Board of Directors (the "Audit Committee") engaged independent legal counsel to conduct an internal investigation arising from the Audit Committee's receipt of allegations from an employee of MVP Realty Advisors, LLC, the Registrant's external advisor (the "Advisor"), regarding possible wrongdoing by the Registrant's Chairman and Chief Executive Officer, Michael V. Shustek, relating to (i) potentially inaccurate disclosures by MVP American Securities, the broker-dealer affiliated with the Advisor, to the Financial Industry Regulatory Authority, Inc. ("FINRA") relating to total underwriting compensation paid by the Advisor and its affiliates (other than the Registrant)  in connection with the initial public offerings of MVP REIT, Inc. and the Registrant and (ii) potential inaccuracies in personal financial statements of Mr. Shustek that were provided to one or more of the Registrant's lenders in connection with mortgage loans or guarantees where Mr. Shustek is a personal non-recourse carve-out guarantor.

The Audit Committee commenced the internal investigation and engaged independent legal counsel promptly upon becoming aware of the allegations. As a result of the pendency of the internal investigation, the Registrant is unable to finalize the Registrant's annual financial statements for the periods covered by the Annual Report.  While the investigation is ongoing, the Audit Committee has not found any irregularities in the Registrant's financial statements or accounting procedures, but no assurance can be given that such findings will not occur.
The investigation is in process and the Registrant is unable to predict when the Audit Committee will complete its work.  As noted above, the Audit Committee has retained an independent law firm to advise and assist in the conduct of the Audit Committee's investigation. In addition, the Registrant can provide no assurances with respect to: the timing of the filing of the Annual Report, including the Registrant's ability to file the Annual Report within the applicable extension period; the ultimate findings resulting from the Audit Committee's internal investigation; the costs that may be incurred to conduct and complete the investigation; the impact on the Registrant's historical financial statements; the possibility that private parties or governmental entities may institute proceedings against the Registrant, Mr. Shustek, the Advisor or affiliated parties; the possibility that the Registrant may become subject to fines, penalties or other consequences; the impact of the investigation or the Registrant's inability to timely file the Annual Report or the Registrant's ability to comply with covenants under certain of its debt agreements; the impact of the foregoing on the Registrant's ability to raise capital necessary to operate its business; and the impact of the pendency of the investigation on the value of the Registrant's common and preferred stock.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS: Certain statements appearing in this report constitute "forward-looking statements." Forward-looking statements include statements of plans and objectives for future operations, statements regarding the outcome and findings of the Audit Committee's investigation, statements regarding the ability for the Registrant to file the Annual Report on a timely basis, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this report. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. The forward-looking statements in this report are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Other key risks are described in the Registrant's reports filed with the SEC. The Registrant undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ed Bentzen, Chief Financial Officer	702	857-7476
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The pendency of the investigation described in part III above, which is incorporated by reference herein, precludes the Registrant, at this time, from providing a reasonable estimate of its results of operations for the year ended December 31, 2017 and a comparison of such estimate with its previously reported results of operations for the year ended December 31, 2016 for the purpose of stating whether there will be a significant change in the results of operations of the Registrant.

THE PARKING REIT, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	By:	/s/ Ed Bentzen
		Name:	Ed Bentzen
		Title:	Chief Financial Officer